

THE 7 SECRETS OF
NEURON LEADERSHIP
WHAT TOP MILITARY COMMANDERS, NEUROSCIENTISTS, AND THE ANCIENT GREEKS TEACH US ABOUT INSPIRING TEAMS
W. CRAIG REED
SPARK
SPARK
360 Degrees of Influence
FIXING FEEDBACK
DO NOTHING!
TIME ON TARGET
TRUTH
TRUTH
BARNES&
STARBUCKS EXPERIE
THE LEADERSHIP CAMPAIGN
HENRY MINTZBERG SIMPLY MANAGING
ZONE TO WIN

Bill Reed · 2nd



CRO, Certified in ABM, Sales Enablement, and Leadership, New York Times Bestselling Author, Harvard Neuroscience Certification, Navy Veteran

Escondido, California, United States · 500+ connections ·

Contact info



Aretanium



Harvard University

Providing services

Business Consulting, Management Consulting, Marketing Consulting, Brand Consulting, Email Marketing, Generation, Training, and Leadership Development

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Experience



Chief Revenue Office

Aretanium · Full-time

Jan 2019 – Present · 2 yrs

San Diego County, California, United States

REMOTELYME and NeuronLeaders are both Aretanium companies that help firms transform sales, marketing, and recruiting results with neuromarketing consulting services, Voice of the Customer research and demand generation, an AI LinkedIn personality profiling app that's "Myers-Briggs meets neuroscience," and "StorySelling" communications playbooks that integrate into Salesforce, Slack, Microsoft Teams, Zoom, Trello, etc. Clients who have loved ou stuff include Arrow, Avnet, Booz Allen, Cisco, Cylance, Fortinet, HP, Imperva, LogMeIn, Malwarebytes, Oracle, SAP, Symantec, Visa, and many others. Aretanium partners with the Ker Blanchard Companies to offer leadership training, Aventi Group for product marketir ...see mor

 **Helping Sales Teams Build Customer...**

 **REMOTE86 Remote Worker Solutions....**



Executive Consultant

Aventi Group · Contract

Jul 2007 – Present · 13 yrs 6 mos

San Francisco Bay Area

Executive sales and marketing consultant and leadership coach for tech firms Adobe, Anomali, Atlasian, Astute Networks, Avnet, Booz Allen Hamilton, Cisco, CloudVelox, Fortinet, Forsythe, HP, IBM, Intermedia, Imperva, Logicalis, LogMeIn, Malwarebytes, NSFOCUS, Okta, Oracle, ReturnPath, Riverbed, SAP, Symantec, VMware, others.   **...see mor**



Leadership Consulting Partner

The Ken Blanchard Companies

Aug 2018 – Present · 2 yrs 5 mos

San Diego County, California, United States

The Ken Blanchard Companies is a Top 20 leadership development training company that train over 150,000 managers each year for some of the world's most recognized firms. Based on Ke Blanchard's iconic books, including The New One Minute Manager, The Ken Blanchard Companies provide the most widely used leadership development training programs **...see mor**



Chief Marketing Officer

NeuronLeaders · Full-time

Sep 2016 – Jan 2019 · 2 yrs 5 mos

San Diego County, California, United States

NeuronLeaders was acquired by Aretanium and is the first B2B NEUROMARKETING AGENCY dedicated to transforming sales & marketing results for clients like BehavioSec, Cisco, Cylance Dotmod, ESET, HP, IBM, Logicalis, Oracle, Proficio, Symantec, Visa Cybersource, VMware, others. NeuronLeaders is a member of the Neuromarketing Science & Business Asso **...see mor**





Account-Based Marketing Campaign Manager

Cylance Inc.

Aug 2017 – Jul 2018 · 1 yr

As a contractor, designed and managed ABM enterprise demand generation & sales enablement campaigns to meet with 34 decision-makers at Fortune 1000 accounts & move 11 into the pipeline within 60 days. Created copy and content for ABM and demand generation campaigns to increase open rates by 250%, CTR by 216%, BANT surveys by 394%, ...**see mor**

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Education



Harvard University

Certification, Neuroscience



California Coast University

Master of Business Administration (MBA)

Licenses & certifications

Advanced Account-Based Marketing Strategist

Demandbase



Neuroscience Certification

Harvard University

Credential ID 6e6e743249d342e7b34e591eef5997bd

Sales Enablement Expert

HubSpot Academy

Volunteer experience



Co-Founder

Us4Warriors Foundation

May 2014 – Present • 6 yrs 8 mos

Social Services

Former U.S. Navy Submariner and SpecOp Diver, Co-founder and Board Director. Selected as San Diego County's Veteran's Non-Profit of the Year.

Skills & endorsements

Product Marketing · 99+

Endorsed by **Levi Norman and 7 others who are highly skilled at this**

 Endorsed by **3 of Bill's colleagues at Ave** **Group**

Start-ups · 97

Endorsed by **Patrick Renvoise and 5 others who are highly skilled at this**

 Endorsed by **3 of Bill's colleagues at Ave** **Group**

Strategy · 83

Endorsed by **Fran Ayalasomayajula and 5 others who are highly skilled at this**

 Endorsed by **2 of Bill's colleagues at Ave** **Group**

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